                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File No  000-23989
                                                                     -----------

                           NOTIFICATION OF LATE FILING

(Check one):   [_] Form 10-K   [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
[_] Form N-SAR

       For Period Ended: December 31, 2002
                        --------------------------------------------------------
 [_] Transition Report on Form 10-K       [_] Transition Report on Form 10-Q
 [_] Transition Report on Form 20-F       [_] Transition Report on Form N-SAR
 [_] Transition Report on Form 11-K

       For the Transition Period Ended:
                                       -----------------------------------------

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      Provant, Inc.
                        --------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (Street and number)

                             67 Batterymarch Street, Suite 500
--------------------------------------------------------------------------------
City, state and zip code     Boston, MA  02110
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |   (a)    The reasons described in reasonable detail in Part III of
       |          this form could not be eliminated without unreasonable effort
       |          or expense;
       |   (b)    The subject annual report, semi-annual report, transition
[X]    |          report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
       |          thereof will be filed on or before the 15th calendar day
       |          following the prescribed due date; or the subject quarterly
       |          report or transition report on Form 10-Q, or portion thereof
       |          will be filed on or before the fifth calendar day following
       |          the prescribed due date; and
       |   (c)    The accountant's statement or other exhibit required by
       |          Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       Provant, Inc. (the "Company") has been unable to complete and file, when originally due, its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002 as a result of delays in completing the required financial statements and related disclosure on a timely basis. The delays are, in large part, due to the recent sale by the Company to Novations Group Inc. of the Company's Performance Solutions, Technology and Development, Vertical Markets, and Project Management groups, and Learning and Strategic Alliances businesses.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

       James E. Dawson, Esq.              (617)                439-2000
--------------------------------------------------------------------------------
           (Name)                      (Area Code)         (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [_] Yes      [_] No

       (3) Is it anticipated that any significant change in results of operations from the corres-ponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [_] Yes      [_] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Provant, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 18, 2003        By  /s/ Janet H. Sullivan
     -----------------           -------------------------------------
                                 Janet H. Sullivan, Vice President, Chief
                                 Financial Officer and Chief Accounting Officer

                                  ATTACHMENT TO
                                  PROVANT, INC.
                                   FORM 12b-25


PART IV
Item (3)

       The Company anticipates that it will report a net loss after extraordinary items of $(22.8) million or $(0.94) per diluted share for the quarter ended December 31, 2002, compared to a net loss after extraordinary items of $(14.4) million or $(0.51) per diluted share for the quarter ended December 31, 2001.

       On December 31, 2002, the Company sold to Novations Group Inc. the Company's Performance Solutions, Technology and Development, Vertical Markets, and Project Management groups, and Learning and Strategic Alliances businesses (collectively, the "Businesses"). As a result of the sale of the Businesses, the Company anticipates that it will report a loss on the disposal of the Businesses of approximately ($19.8) million, which will be included in loss from discontinued operations for the quarter ended December 31, 2002.

       A more detailed discussion of the Company's results of operations will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Quarterly Report on Form 10-Q to be filed.